BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 10, 2021

1.           Date, Time and Place: Meeting held on November 10, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci.

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Analysis and Discussion of the Quartely Financial Information for the Quarter ended September 30, 2021; (ii) Modification of the Tax Management Policy; (iii) Approval of the Result Destination Policy; and (iv) Approval of the Financial Policy.

5.           Resolutions: Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Analysis and Discussion of the Quarterly Financial Information for the Quarter ended September 30, 2021. The members of the Board of Directors, by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Finance and Risk Management Committee and the Audit and Integrity Committee, approved the 3rd ITR/2021, accompanied by the management report, the explanatory notes and the opinion of the independent auditors.

5.2.      Modification of the Tax Management Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Finance and Risk Management Committee, the modification of the Tax Management Policy, pursuant to the Technical Note nº 137/2021.

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Minutes of the Ordinary Meeting of the Board of Directors held on November 10, 2021.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 10, 2021

5.3.      Approval of the Result Destination Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Finance and Risk Management Committee, the Result Destination Policy, pursuant to the Technical Note nº 138/2021.

5.4.      Approval of the Financial Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Finance and Risk Management Committee, the Financial Policy, pursuant to the Technical Note nº 138/2021.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is an extract of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, November 10, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on November 10, 2021.